Mail Stop 3561
							October 6, 2005


Mr. Dan Crow
Vice President and Chief Financial Officer
Hastings Entertainment, Inc.
3601 Plains Boulevard
Amarillo, Texas 79102

		RE:	Hastings Entertainment, Inc.
			Form 10-K for Fiscal Year Ended January 31, 2005
			Filed May 2, 2005
			Form 10-Q for Quarterly Period Ended April 30, 2005 Form 10-Q for Quarterly Period Ended July 31, 2005 File No. 000-24381

Dear Mr. Crow:

	We have reviewed the responses in your letter dated September
6,
2005 and have the following additional comment. Please be as detailed as necessary in your explanation so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of the letter.

Form 10-K for Fiscal Year Ended January 31, 2005

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 32

1. We have reviewed your response to comment 3 in our letter dated August 8, 2005 and still do not understand your basis for classifying the cash flows associated with the purchase of rental videos as investing cash outflows, while classifying the cash flows associated with the ultimate sale of the used rental videos as operating cash inflows. In this respect, we believe that the classification of cash flows related to both the purchase and sale of the rental videos should be consistent. For example, we believe that if the activity that is likely to be the predominant source of cash flows for the rental videos is the rental fees, both the acquisition and sale of the rental videos should be classified as investing cash flows. Alternatively, if the ultimate sale of the rental video is expected to be the predominant source of cash flows, both the acquisition and sale of the rental videos should be classified as operating cash flows. Moreover, we believe that in determining whether investing or operating classification is appropriate, you should also consider whether the fact that the rental videos are rented to customers for such a short period of time and then sold, makes the nature of the rental videos so similar to your recurring merchandise inventory purchases that operating classification would be appropriate for both the purchase and sale of the rental videos. Please refer for guidance to paragraphs 24 and 87 of SFAS 95.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a supplemental response letter that keys your responses to our comment and provides. Detailed supplemental response letters greatly facilitate our review. Please file your supplemental response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

		If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, direct your questions to Robyn Manuel at (202) 551-
3823.
Any other questions may be directed to me at (202) 551-3843.

							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief

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Mr. Dan Crow
Hastings Entertainment, Inc.
October 6, 2005
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